

Yaron moshe Tsion

Co-Founder at ARMSLOCK

Israel · **Contact info**

85 connections


ARMSLOCK

Experience

Co-Founder & PM
ARMSLOCK · Full-time
Mar 2017 – Present · 4 yrs 9 mos
Tel Aviv, Israel

🔗 ARMSLOCK- RS Handguns Holsters...   🔗 Armslock | Ready when you need it, Safe whe...

Co-Founder
showoff fasion app
May 2014 – Aug 2016 · 2 yrs 4 mos
Israel

QA Tester
Better Place
2010 – 2012 · 2 yrs
Israel